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18008043

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section MAR 01 2018 Washington DC 413

SEC FILE NUMBER
8-68633

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2017 (MM/DD/YY) AND ENDING 12-31-2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elm Capital USA Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 St James's Square
(No. and Street)

London	United Kingdom	SW1Y 4JH
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Estee Dorfman 781-780-7069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, PA
(Name – *if individual, state last, first, middle name*)

100 E. Syebelia Ave, STE 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

GW

yw

OATH OR AFFIRMATION

I, Etienne Deshormes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elm Capital USA Limited, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 27TH FEBRUARY 2018

CEO

Title

~~Notary Public~~ COMMISSIONER OF OATHS. JIGNA KOTEDIA.

Thrings LLP Solicitors
Kinnaird House
1 Pall Mall East
London SW1Y 5AU

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Elm Capital USA Limited

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Elm Capital USA Limited as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Elm Capital USA Limited as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Elm Capital USA Limited's management. Our responsibility is to express an opinion on Elm Capital USA Limited's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Elm Capital USA Limited in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Elm Capital USA Limited's financial statements. The supplemental information is the responsibility of Elm Capital USA Limited's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Elm Capital USA Limited's auditor since 2017.

Maitland, Florida

February 25, 2018

Elm Capital USA Limited
Statement of Financial Condition
December 31, 2017

Assets

Cash & cash equivalents	$ 45,803
Accounts Receivable	648,170
Prepaid expenses	5,418
Total Assets	699,391

Liabilities and Members' Equity

Accounts payable and accrued expenses	36,524
Total liabilities	36,524
Members' equity	662,867
Total Liabilities and Members' Equity	$ 699,391

Elm Capital USA Limited
Statement of Operations
For the year ended December 31, 2017

Revenues:	
Fee Income (related party)	$ 497,144
Fee Income	220,696
Total Operating revenue	717,840
Expenses:	
Employee compensation and benefits (related party)	261,402
Regulatory fees	5,585
Occupancy and equipment rental (related party)	5,472
Other Expenses	16,752
Professional fees	39,707
Taxes and Licenses	15,172
Total Operating expenses	344,090
Other Income:	
Gain/(Loss) Exchange rate	34,158
Interest Income	26
Total Other Income	34,184
Net income (loss) before Income taxes	$ 407,934
Provision for income tax (foreign)	23,291
Net Income (loss)	384,643

See Independent Auditors' Report and accompanying notes

Elm Capital USA Limited
Statement Of Changes In Members' Equity
For the year ended December 31, 2017

Beginning members' equity	$	425,228
Net income (loss)		384,643
Dividend Payments		(147,004)
Members' equity @ December 31, 2017	$	662,867

See Independent Auditors' Report and accompanying notes

Elm Capital USA Limited
Statement Of Cash Flows
For the year ended December 31, 2017

Cash flows from operating activites:	
Net income (loss)	$ 384,643
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Accounts Receivable	(291,814)
Prepaid expenses	(226)
Increase (decrease) in:	
Accounts payable and accrued expenses	16,755
Net cash provided (used) by operating activities	109,358
Cash flows from financing activites:	
Dividend payment	(147,004)
Net cash provided (used) by financing activities	(147,004)
Net increase (decrease) in cash	(37,646)
Cash, beginning	83,449
Cash, ending	$ 45,803
Cash paid during the year for:	
Interest	$ -
Taxes	$ 26,777

See Independent Auditors' Report and accompanying notes

Elm Capital USA Limited
Notes to Financial Statements
For the Year Ended December 31, 2017

1. NATURE OF BUSINESS

Elm Capital USA Limited (the company) is a United Kingdom private limited company incorporated on May 20, 2010. The Company advises private equity funds and private equity advisors. It specializes in advising General Partners in fundraising and provides advisory services for the secondary sales of private equity funds, companies portfolio of funds and portfolio of companies. The Company operates in the United States of America as an appointed representative of Elm Capital Associates Ltd. (a UK limited company) and on January 28, 2011 became a member of FINRA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

There is a provision for income taxes. The Company will file income tax returns in the United Kingdom. The Company recognizes and measures its unrecognized tax benefits in accordanve with FASB ASC 740, Income Taxes. Under that guidance the company asseses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax beneifts is adjusted when new information is avabilable or when an event occurs that requires a change.

Basis of Accounting

The Company uses the accrual method of accounting for financial purposes.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts in the United Kingdom. The company has not experienced any losses in such accounts.

3. CASH AND CASH EQUIVALENTS

For the purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal insurance Deposit Corporation (FDIC) insurance limit.

4. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $7,374 at December 31, 2017, which exceeds required net capital of $5,000 by $2,374. The ratio of aggregate indebtedness to net capital at December 31, 2017 was 4.95 to 1.0.

5. REVENUE RECOGNITION POLICY

The Company recognizes revenue when a fund or deal closes.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through Febraury 25, 2018, the date on which the financial statements were available to be issued.

7. CONCENTRATIONS IN SALES TO FEW CUSTOMERS

In 2017, three clients accounted for 100% of total revenues.

8. RELATED PARTY TRANSACTIONS

Certain expenses are shared with the Company's affiliate, Elm Capital Assocaites Limited. These expenses are rent, office expenses, other general and adminstrative expenses and salaries. For the year to date December 31, 2017, $279,325 of shared expenses were incurred and offset against prior receivables from the affiliate. At December 31, 2017 the Company owed it's affiliate $549.

Elm Capital USA Ltd (the Company) and Elm Capital Associates Ltd are both entirely owned by Elm Capital Holding Ltd. As of December 31, 2017, Etienne Deshormes beneficially owned 97% of Elm Capital Holding Ltd.

For the year ended December 31, 2017 $497,144 of the fee income was earned from Elm Capital Associates LTD. The company had outstanding accounts receivable of which $457,989 was due from Elm Capital Associates LTD.

9. ACCOUNTS RECEIVABLE

Accounts receivable is recorded at the amount the company expects to collect on balances outstanding at year-end. The members closely monitor outstanding balances and write off, as of year-end, all balances over a year old that have not been collected by the time the financial statements are issued.

10. INCOME TAXES

The components of current income tax expense for the year ended December 31, 2017 is as follows:

	2017
Foreign (UK)	$23,291

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The company's financial instruments are cash and cash equivalents and accounts receivable. The recorded values of cash and cash equivalents and accounts receivable approximate their fair values based on their short-term nature.

12. FOREIGN CURRENCY CONVERSION

Transactions are converted into U.S. dollars on the transaction date. Foreign exchange gain or loss is recorded on the date the revenue is received and expenses are paid. Certain balance sheet accounts were converted as of December 31, 2017.

13. EXPENSE SHARING AGREEMENT

There is an expense sharing agreement between an affiliate (Elm Capital Associates Limited) and the Company for rent, other general and administrative costs and salaries. The Company is responsible for paying ordinary and necessary costs of a broker dealer including legal and audit fees, FINRA and state registration fees, SIPC, insurance, bonding premiums, employee commissions or variable compensation.

14. COMMITMENTS & CONTINGENCIES

The firm has no commitments or contingencies at December 31, 2017.

15. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606),* requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

SUPPLEMENTARY INFORMATION

Elm Capital USA Limited
Supplemental Schedule I
Computation Of Net Capital Pursuant To
Uniform Capital Rule 15c3-1
December 31, 2017

Members equity	$ 662,867
Non-allowable assets:	
Accounts Receivable	648,170
Prepaid expenses	5,418
Net capital before haircuts	9,279
Haircuts on securities	-
Haircuts on Foreign Currency	1,905
Net capital	7,374
Minimum capital requirements the greater of 6-2/3% aggregate indebtedness of $36,524 or $5,000	5,000
Excess net capital	$ 2,374
Ratio of aggregate indebtedness to net capital	4.95 to 1
Aggregate Indebtedness	
Accounts payable and accrued expenses	36,524
Total aggregate indebtedness	$ 36,524

There are no material differences between the computation of net capital presented above and thecomputation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2017.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Elm Capital USA Limited

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Elm Capital USA Limited identified the following provisions of 17 C.F.R. §15c3-3(k) under which Elm Capital USA Limited claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Elm Capital USA Limited stated that Elm Capital USA Limited met the identified exemption provisions throughout the most recent fiscal year without exception. Elm Capital USA Limited's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Elm Capital USA Limited's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 25, 2018

Elm Capital USA Limited
26 St James's Square, London, SW1Y 4JH
Tel: +44 (0) 207 901 8940
Fax: +44 (0) 207 901 8949

Assertions Regarding Exemption Provisions

We, as members of management of Elm Capital USA Limited ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i)

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from January 1, 2017 to December 31, 2017.

Elm Capital USA Limited

By:

Etienne Deshormes, CEO

29th January 2018

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Elm Capital USA Limited

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Elm Capital USA Limited and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Elm Capital USA Limited for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating Elm Capital USA Limited's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Elm Capital USA Limited's management is responsible for Elm Capital USA Limited's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

February 25, 2018

Elm Capital USA Limited

Schedule of SIPC Assessments And Payments

From January 1, 2017 To December 31, 2017

	Date Paid	Payment	Annual Assessment Per Report
SIPIC-6 General assessment for January 1, 2017 to June 30, 2017	7/26/2017	$ 46	$ 46
SIPIC-7 General Assessment Reconciliation for July 1, 2017 to December 31, 2017	1/25/2018	1,031	1,031
		$ 1,077	$ 1,077

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66533 FINRA DEC
ELM CAPITAL USA LIMITED
26 ST JAMES'S SQUARE 2ND FLR
LONDON, UNITED KINGDOM SW1Y 4JH
ENGLAND

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Estee Dorfman 781-780-7069

2. A. General Assessment (item 2e from page 2)		$ 1,077
B. Less payment made with SIPC-6 filed (exclude interest)		(46)
7-26-2017 Date Paid		
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		1,031
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,031
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,031 (via wire)	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete

ELM CAPITAL USA LTD
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23rd day of January, 20 18.

[illegible]
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions

Disposition of exceptions

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1 1 2017 and ending 12 31 2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12 Part IIA Line 9 Code 4030) $ 720,011

2b Additions

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above ______

(2) Net loss from principal transactions in securities in trading accounts ______

(3) Net loss from principal transactions in commodities in trading accounts ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products ______

(2) Revenues from commodity transactions ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions ______

(4) Reimbursements for postage in connection with proxy solicitation ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):

exchange rate gain/loss 2,244

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22 PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $______

Enter the greater of line (i) or (ii) ______

Total deductions 2,244

2d SIPC Net Operating Revenues $ 717,867

2e. General Assessment @ .0015 $ 1,077

(to page 1, line 2.A.)